
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 65276

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

4024 Nazarene Drive, Suite A

(No. and Street)

Carrollton	Texas	75010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartman Leito & Bolt LLP

(Name – *if individual, state last, first, middle name*)

6050 Southwest Blvd., Suite 300	Fort Worth	Texas	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





Hartman Leito & Bolt, LLP
Accountants and Consultants

TEXAS SECURITIES, INC.

Financial Statements and Supplemental Schedules

As of and For the Year Ended December 31, 2012

(With Independent Auditor's Report)

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 fax 817.738.1995
Dallas 1600 Viceroy Drive | Suite 720 | Dallas, TX 75235 | phone 214.689.5600 | fax 214.689.5699
www.hlbllp.com

TEXAS SECURITIES, INC.

Financial Statements and Supplemental Schedules

As of and For the Year Ended December 31, 2012

(With Independent Auditor's Report)

TEXAS SECURITIES, INC.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, __Rick Hardwick__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Texas Securities, Inc.__ , as of __December 31__ , 20_12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

LAURA SMITH
My Commission Expires
November 17, 2016

_____
Signature

President
_____
Title

Laura Smith
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Hartman Leito & Bolt, LLP
Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Texas Securities, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Texas Securities, Inc. (the "Company") as of December 31, 2012 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 | fax 817.738.1995
Dallas 1600 Viceroy | Suite 720 | Dallas, TX 75235 | phone 214.689.5600 | fax 214.689.5699
www.hlbllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Hartman Leito & Bolt, LLP

February 13, 2013
Dallas, Texas

TEXAS SECURITIES, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Current assets:		
Cash	$	163,447
Related party receivable		24,938
Prepaids and other current assets		105,405
Total current assets		293,790
Property and equipment:		
Office equipment		49,641
Furniture and fixtures		136,710
		186,351
Less accumulated depreciation		(164,190)
Net property and equipment		22,161
Other assets		10,000
Total assets	$	325,951

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	3,309
Accrued liabilities		44,751
Total current liabilities		48,060
Commitments and contingencies		-
Stockholder's equity:		
Common stock, $.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		1,868,230
Accumulated deficit		(1,591,339)
Total stockholder's equity		277,891
Total liabilities and stockholder's equity	$	325,951

TEXAS SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2012

Revenues:		
Commission income	$	4,182,394
Sales agency fee		334,000
Other income		207
Total revenues		4,516,601
Expenses -		
Selling, general and administrative expenses		4,484,746
Net income before state income tax expense		31,855
State income tax expense		7,145
Net income	$	24,710

TEXAS SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at January 1, 2012	$ 1,000	$ 1,868,230	$ (1,616,049)	$ 253,181
Net income	-	-	24,710	24,710
Balances at December 31, 2012	$ 1,000	$ 1,868,230	$ (1,591,339)	$ 277,891

TEXAS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	24,710
Adjustments to reconcile net income to net cash		
provided by operations:		
Depreciation		1,116
Changes in operating assets and liabilities:		
Increase in prepaids and other		
current assets		(19,492)
Decrease in accounts payable		(5,568)
Increase in accrued liabilities		16,647
Net cash provided by operating activities		17,413
CASH FLOWS FROM INVESTING ACTIVITIES -		
Purchases of equipment		(915)
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net increase in cash		16,498
Cash at beginning of year		146,949
Cash at end of year	$	163,447
SUPPLEMENTAL CASH FLOW INFORMATION -		
Cash paid for income taxes	$	7,145

See accompanying notes and independent auditor's report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business

On February 13, 2002, Texas Securities, Inc., (the "Company") became a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC), which insures customers' deposits up to $500,000 including $100,000 in cash.

The Company is in the business of selling interests in joint ventures organized for drilling of oil and gas wells in the United States. Crown Exploration, Ltd. ("Crown") and Crown Exploration II, Ltd. ("Crown II") serve as the managing venturer of their respective joint ventures.

The Company cannot take possession of customer funds. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

(b) Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends. No allowance was recorded at December 31, 2012.

(c) Property and Equipment

Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, generally five years. The Company capitalizes all assets with a cost greater than $500 and estimated useful life greater than one year. Generally, office equipment are depreciated over periods ranging from 3 to 5 years and furniture and fixtures are depreciated over a period of 5 years.

(d) Income Taxes

The Company is organized as an S corporation. Therefore, no provision has been made for income taxes since these taxes are the responsibility of the stockholder. The Company is subject to income tax under the Texas State Margin Tax. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. Open tax years subject to examination are as follows:

State of Texas	2008 to present
United States	2009 to present

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

   (d) **Income Taxes (Continued)**

   The Company follows the guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) *Accounting for Uncertainty in Income Taxes*. Under this guidance a company must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained. The Company does not believe there are any unrecognized tax benefits that should be recorded. For the year ended December 31, 2012, there were no interest or penalties recorded or included in the statement of income.

   (e) **Statement of Cash Flows**

   The Company has defined as cash equivalents highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

   (f) **Management's Estimates and Assumptions**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

   (g) **Concentrations of Credit Risk**

   The Company sells interests in joint ventures, which results in accounts receivable arising from commissions earned. The Company does business with many individual investors and thus believes that its receivables credit risk exposure is limited.

   (h) **Impairment of Long-Lived Assets**

   The Company periodically reviews the carrying value of its long-lived assets, including equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized to the extent fair value of a long-lived asset is less than the carrying amount. Fair value is determined based upon the estimated future cash inflows attributable to the asset less estimated future cash outflows. No such losses were recognized during the year.

   (i) **Recent Accounting Pronouncements**

   The Company's management has evaluated the recently issued accounting pronouncements through the date these financial statements were available to be issued and has determined the application of these pronouncements will have no material impact on the Company's financial position and results of operations.

2. **RELATED PARTY TRANSACTIONS**

Pursuant to a certain sales agency agreement with Crown and Crown II, the Company shall receive up to 15% of all funds raised from individual investors as defined by the management agreement. For the year ended December 31, 2012, the Company received commission income of $4,182,394 related to this agreement. In addition, the Company received $334,000 during 2012 for sales agency fees from Crown II in consideration of the Company acting as Crown II's exclusive broker-dealer. As of December 31, 2012, the Company was owed $24,938 from Crown II sponsored joint ventures for commission income.

The Company also paid Crown II $27,000 for accounting and administrative assistance fees and another related party $106,160 for office space.

3. **RETIREMENT**

The Company has a retirement plan which qualifies under Section 401(k) of the Internal Revenue Code. Subject to certain limitations, employees who are at least 18 years old and have completed one hour of service are eligible to participate in the plan and may contribute a maximum of 50% of compensation and a minimum of 3% of compensation. The Company may make annual discretionary contributions to the plan. The Company did not contribute to the plan during 2012.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $133,370, which was $128,370 in excess of its required regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 36.04%.

5. **LEASE OBLIGATIONS**

The Company leases office space from a related party (see Note 2). Rental expense for office space totaled $106,160 for the year. The lease requires monthly payments of $7,430 through December 2014. Future minimum payments under this non-cancelable lease are $178,320.

6. **SUBSEQUENT EVENT**

The date to which events occurring after December 31, 2012, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is February 13, 2013, which is the date the financial statements were available to be issued.

(Concluded)

SUPPLEMENTAL SCHEDULES

TEXAS SECURITIES, INC.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2012

COMPUTATION OF NET CAPITAL:

Total Stockholder's equity	$	277,891
Less: Non-allowable assets		144,395
Less: Haircuts on securities		126
Net capital		133,370
Net capital requirement		5,000
Excess net capital	$	128,370

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by Texas Securities Inc. and included in the Company's unaudited Part IIA Report Filing as of December 31, 2012.

TEXAS SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2012

Claims at January 1, 2012	$ -
Additions	-
Reductions	-
Claims at December 31, 2012	$ -

TEXAS SECURITIES, INC.
Information Relating to the Possession
or Control Requirements Under SEC Rule 15c3-3
of the Securities and Exchange Commission
For the Year Ended December 31, 2012

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section k(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company can not take possession of customer funds.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2012.



Hartman Leito & Bolt, LLP
Accountants and Consultants

Independent Auditor's Report
on Internal Control Required by
SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming
an Exemption From SEC Rule 15c3-3

Board of Directors
Texas Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Texas Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rul 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 | fax 817.738.1995
Dallas 1600 Viceroy | Suite 720 | Dallas, TX 75235 | phone 214.689.5600 | fax 214.689.5699
www.hlbllp.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hartman Leito & Bolt, LLP

February 13, 2013
Dallas, Texas



Hartman Leito & Bolt, LLP
Accountants and Consultants

AGREED UPON PROCEDURES REPORT

To the Board of Directors of
Texas Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Texas Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hartman Leito & Bolt, LLP

February 13, 2013
Dallas, Texas

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 | fax 817.738.1995
Dallas 1600 Viceroy | Suite 720 | Dallas, TX 75235 | phone 214.689.5600 | fax 214.689.5699
www.hlbllp.com